2009 Chenault Drive, Suite 114 Carrollton, Texas 75006 972-444-8280 www.integratedsecurity.com

February 18, 2010

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Comment letter dated February 4, 2010

Integrated Security Systems, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2009

Filed September 30, 2009

File No. 1-11900

Dear Mr. Spirgel,

We offer the following information in response to your letter.

Form 10-K for the year ended June 30, 2009

Financial statements

Notes to the financial statements

Note 6 - Debt

Debt conversion in fiscal year 2009, page 28 of 52

1.

We note you recognized a net gain of $6.6 million as a result of the debt conversions.  In view of the various convertible debt instruments and holders outstanding before the conversion, please provide us a detailed schedule showing the number of shares each issuance was converted into, conversion price, interests forgiven or converted into common shares and the gain recognized by issuance.

Response:  Detail requested regarding the debt conversion.

	Total Debt Forgiven w/ Interest	Conversion Price	Common Shares Issued	Common Value per Share	Value Attributed to Common Shares Issued	Value Attributed to Warrants Issued	Net Gain
Convertible secured debt	$1,529,589	$0.04	38,239,725	$0.02	$764,795	$59,484	$705,310
Non-convertible secured debt	2,879,739	0.04	71,993,493	0.02	1,439,870	111,991	1,327,878
Convertible non-secured debt	9,331,252	0.04	233,419,325	0.02	4,668,387	363,099	4,299,766
Non-convertible non-secured debt	773,137	0.04	19,328,431	0.02	386,569	30,066	356,502
Total	$14,513,717		362,980,974		$7,259,621	$564,640	$6,689,456
Other							(90,180)
							$6,599,276

2.

Tell us why you believe gain recognition is appropriate.  Tell us the common stock ownership percentage each debt holder had before the June 1, 2009 debt conversion. For your guidance, extinguishment transactions between related entities may be in essence capital transactions.

Response:  All of the above debt was coming due in the fall of 2009 and the Company did not have the operating cash to service this debt.  In order for the Company to survive, management approached all debt holders, collectively, to convert their debt to common stock in order to eliminate the debt burden on the Company.  In order for the debt conversion to be approved, 100% of the debt holders had to agree to the conversion all on the same terms.  All of the debt holders, those which were shareholders and those which were not, agreed to convert the debt at $0.04 per share common. The price of the common stock on the transaction date was $0.02.  Accordingly the debt holders incurred a loss on the transaction and likewise, the Company’s stockholders received a benefit; therefore the earnings process was substantially complete.  Accordingly, we did not think it was appropriate to bifurcate the debt extinguishment gain between amounts attributable to the shareholders who were also debt holders and shareholders who were not debt holders given that the earnings process was complete and all debt holders were treated equally regardless of their share holdings. Further, since the economics of the transaction were the same (i.e., no preferential treatment) for debt holders that were shareholders and debt holders that were not shareholders, the transaction can be considered an arms-length transaction and accounted for in accordance with ASC 470-50-40 as a gain transaction and not a capital transaction

The common stock ownership percentage each debtor held before the June 1, 2009 debt conversion was:

	Amounts Forgiven	% of Outstanding Common Shares
Global Special Opportunities Trust, PLC.	4,928,260	16%
Renaissance US Growth Investment Trust PLC	2,951,041	31%
RENN Global Entrepreneurs Fund Inc	2,597,836	31%
C.A. Rundell, Jr.	$1,177,082	5%
Other 40 debt holders (convertible non-secured)	2,859,498	0%
	$14,513,717

Item 9A (T).  Controls and Procedures, page 37 of 52

3.

Based on the disclosures in the last paragraph of page 37 of 52 it appears that management has performed its assessment of internal control over financial reporting; however, we did not find a disclosure on your conclusion. Revise to include a statement as to whether or not internal controls over financial reporting are effective.  In light of the weaknesses disclosed, it appears that you should amend the 10-K to disclose that your internal controls over financial reporting were not effective as of the end of the fiscal year.

Response:  Please see page 38 of 52 for the conclusion as follow: “Based upon this evaluation, our CEO and CFO concluded that, as of the end of the period covered by this report that, due to personnel issues and turnover, our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.”

Form 10-Q for the quarter ended September 30, 2009

Item 4. Controls and procedures, page 14 of 17

4.

It appears that you have not disclosed your conclusion on the effectiveness of your disclosure controls and procedures.  In view of your disclosures, please amend your 10-Q to clearly state that the disclosures controls and procedures are “not effective.”

Response:  Please note the disclosure: “Based upon this evaluation, our CEO and CFO concluded that, as of September 30, 2009, there existed a material weakness in our processes, procedures and controls related to the preparation of our quarterly and annual financial statements.”  We believe that this statement, coupled with the conclusion reported in the 10-K, are sufficient disclosure to the users of our financial statements.  However, in response to your letter, we have added the following additional disclosure to this item in the 10-Q for the quarter ended December 31, 2009:  “Due to this material weakness, internal controls over financial reporting were not effective as of December 31, 2009.”

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Brooks Sherman

Brooks Sherman

Chief Executive Officer

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